UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For June 11, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

HARMONY GOLD MINING COMPANY LIMITED
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the "Company")

POSTING OF CIRCULAR AND NOTICE OF EGM

Johannesburg. Monday, 11 June 2018. Harmony advises that the Company has made available to download on its website, www.harmony.co.za/invest, today, a circular to Harmony shareholders. The circular will be posted on or about Tuesday, 12 June 2018.

1.
INTRODUCTION
Harmony shareholders (“Shareholders”) are referred to the announcements released by the Company on 5 June and 6 June 2018, in which it advised that in terms of existing authorities granted by Shareholders, it concluded an accelerated bookbuild offering through the subscription by qualifying investors of 55,055,050 new Harmony shares at a price of ZAR19.12 per share (the "Placing Price") for an aggregate consideration of approximately ZAR1.05 billion (US$82 million) (the "Placing”).

Harmony remains proactively engaged in accelerating transformation of the mining sector and the economy overall. Accordingly, the Board has identified that it is of strategic importance to ensure ARM's continued contribution to Harmony’s BEE credentials at the same ownership level as before the Placing and consequently, the Board is proposing to issue 11,032,623 new Ordinary Shares at the Placing Price to ARM.

In turn, African Rainbow Minerals Limited ("ARM"), Harmony's long-term anchor strategic black economic empowerment ("BEE") partner, has agreed to subscribe for 11,032,623 shares at the Placing Price ("ARM Placing") to ensure that ARM will hold the same shareholding percentage of 14.29% of the issued ordinary share capital of the Company as before the Placing and the issue of shares to the Community Trust and Employee Trust as previously announced and approved by shareholders.

The ARM Placing will be carried out under the vendor consideration placing rules in terms of paragraph 5.62 of the JSE Listings Requirements. The proceeds raised from the ARM Placing will be used to repay part of the outstanding bridge loan raised for the acquisition of Moab Khotsong.

Given that ARM may be “related or inter-related” (as such terms are construed in section 2 of the Companies Act, No. 71 of 2008, as amended ("Companies Act")) to the chairman of the Company, and consequently, as prescribed by section 41(1)(b) of the Companies Act, the Board has determined that notwithstanding their authority to deal with a certain number of the authorised but unissued shares in their discretion as granted at the 2017 annual general meeting, no issue of shares can be made to ARM without first obtaining the approval of Shareholders by way of special resolution.

Accordingly, Harmony has issued a circular, incorporating a notice of Extraordinary General Meeting ("EGM"), to download on its website, www.harmony.co.za/invest, today.

2.
NOTICE OF EGM

Notice is hereby given to the Shareholders that a general meeting will be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa at 11:00 (South African Standard Time) on 12 July 2018.

3.
SALIENT DATES AND TIMES

Posting record date to be eligible to receive the circular and Notice of EGM	Friday, 1 June 2018
Posting circular to Shareholders	Tuesday, 12 June 2018
Last day to trade in order to be eligible to participate and vote at the EGM	Tuesday, 3 July 2018
Voting record date to participate in and vote at the EGM	Friday, 6 July 2018
Last day and time to give notice to participate in the EGM electronically by 11:00 on	Monday, 9 July 2018
Last day and time to lodge Forms of Proxy with the Transfer Secretaries, by 11:00 on	Tuesday, 10 July 2018
EGM of Shareholders at 11:00 on	Thursday, 12 July 2018
Results of EGM released on SENS	Thursday, 12 July 2018

Notes:
1.
All dates and times above are South African local times unless otherwise stated.
2.
The above dates and times are subject to amendments. Any such material amendment will be released on SENS.

Johannesburg
11 June 2018

For further information please contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

Marian van der Walt
Executive: Investor Relations
+27 (0) 82 888 1242 (mobile)

Transaction Sponsor to Harmony: UBS JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited Legal Advisor to Harmony as to South African law: Bowman Gilfillan Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 11, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director